UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               April 5, 2019

  By E-Mail

  Mario A. Ponce, Esq.
  Simpson Thacher & Bartlett, LLP
  425 Lexington Avenue
  New York, NY 10017

          Re:     Versum Materials, Inc.
                  Schedule 14D-9
                  Filed on March 29, 2019
                  File No. 005-89759

  Dear Mr. Ponce:

         We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter within by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9

  1. Please file any relevant excerpts from your Schedule 14D-9 as soliciting materials in connection with your current solicitation of proxies.

  Reasons for the Recommendation, page 28

  2. We note your disclosure that your board believes the Offer Price is below the price that prospective acquirors would be willing to pay for Versum. Revise your disclosure to describe the basis for your disclosure. Also, provide us supplementally a copy of the presentation from your financial advisor referenced in this disclosure.

  3. We note your disclosure in the last paragraph of page 28 that you refer to certain benefits expected from the combination with Entegris. Please revise your disclosure to quantify those benefits.
 Mario A. Ponce, Esq.
Simpson Thacher & Bartlett, LLP
April 5, 2019
Page 2

4. Refer to the disclosure in the first paragraph of page 31 that the conditions of the offer make it easy for Merck to abandon the offer. Revise your disclosure to clarify that
       Merck's offer is required to comply with all relevant laws and regulations. Also, with a view toward revised disclosure, provide us support for your suggestion that Merck intends to terminate the offer using a pretext.

Rights Agreement, page 44

5. Please update this section given your recent decision to terminate the rights agreement/plan. In addition, please disseminate this updated disclosure.

Cautionary Statement Regarding Forward-Looking Statements, page 47

6.     We note your reference to Section 27A of the Securities Act of 1933 and
Section 21E of
       the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-
       looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities
       Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at
       www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's
       Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions